January 13, 2025

Larry Choi
Chief Executive Officer
Rainbow Capital Holdings Limited
No. 710, 7/F, Wing On House
No. 71 Des Voeux Road Central
Central, Hong Kong

       Re: Rainbow Capital Holdings Limited
           Draft Registration Statement on Form F-1
           Submitted December 16, 2024
           CIK No. 0002046919
Dear Larry Choi:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted December 16, 2024
General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on
Section 5(d) of the
       Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff at the phone number below to discuss how to submit the materials.
2. Please provide us with copies of any additional graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Please keep in mind, in scheduling printing and distributing of the
 January 13, 2025
Page 2

       preliminary prospectus, that we may have comments after reviewing the materials.
3.     Please disclose the Company   s internet address as required by Item
101(c)(3) of
       Regulation S-K.
Cover Page

4. We note that you are not a Hong Kong operating company but a British Virgin Islands company with operations conducted by your subsidiary based in Hong Kong. Please explain on the cover page whether this structure is used to provide investors with exposure to foreign investment in Hong Kong where the law prohibits direct foreign investment in the operating company.
5. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing the activities of functions of the operating subsidiaries. Conventions that Apply to this Prospectus, page vi

6. You state that you have not independently verified the accuracy or completeness of the data contained in these public sources and the Frost & Sullivan Report set forth in your prospectus. Please note that you are responsible for the entire contents of the registration statement. As this statement may imply an inappropriate disclaimer of responsibility with respect to third-party information, please revise to clarify that you believe this information is reliable.
Prospectus Summary, page 1

7. Disclose clearly in the prospectus summary that the company uses a structure that involves a subsidiary based in Hong Kong. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the subsidiary's operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their
       interest and the entities in which the company   s operations are
conducted. Describe
       the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct
       ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the British Virgin Islands holding company with respect to its contractual
       arrangements with the subsidiary, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. We note that you have include a diagram illustrating your corporate structure. Please revise to disclose clearly the ownership of the entities by direct equity interest by solid line or solid arrows and entities controlled by contractual arrangements by dashed line or dashed arrows, if applicable.
8. In your summary of risk factors, disclose the risks that your corporate structure and
       having the majority of the company   s operations in Hong Kong poses to
investors. In
 January 13, 2025
Page 3

       particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice.
9. Disclose in the prospectus summary each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
       State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), the Cyberspace Administration
       of China (CAC), or any other entity that is required to approve your or your subsidiaries' operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
10. Provide a clear description in the prospectus summary of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
       investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
       U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries to the parent company and U.S.
       investors as well as the ability to settle amounts owed.
Implications of Being a Controlled Company, page 5

11. Please discuss here and on page 110 the controlling shareholders' ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets.
       Further, clarify here whether you plan to rely on the    controlled
company
       exemptions from certain corporate governance requirements.
Risk Factors, page 7

12. Please add a risk factor to discuss the other business activities of your officers and the potential conflict of interests that exists in relation to those other activities. In this regard, we note that Mr. Choi is currently an executive director and the chief financial officer of Alpha Technology Group Limited. Please also revise to disclose the percentage of time that Mr. Choi dedicates to your business here and in his biographic description on page 106.
 January 13, 2025
Page 4

We rely on our key management and professional staff, page 9

13. We note your disclosure that you are led by a team of experienced management and professionals. Consistent with your disclosure on page 94, please clarify here and in the prospectus summary that your company currently consists of 8 employees, comprising of 2 management and compliance personnel and 6 project
       execution staff. We also note the disclosure that your founders, controlling shareholders and executive directors, had over 18 years of experience in corporate finance, accounting and auditing. Please expand your disclosure to briefly discuss their experience managing or operating a public company and consider adding an additional risk factor if their experience managing a public company is limited.
Risks related to doing business in Hong Kong, page 13

14. We note your disclosure on page 14 that PRC laws and regulations on cybersecurity, mergers and acquisitions and oversight and control over overseas securities offerings do not have any material impact on you and your current operations. Given the
       Chinese government   s significant oversight and discretion over the
conduct and
       operations of your business in Hong Kong, please revise to remove any statements that mitigate such risks, and describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities
       rules, the term    control    (including the terms    controlling,
controlled by,    and
          under common control with   ) means    the possession, direct or
indirect, of the power
       to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 48

15. We note your discussion of changes in revenue period over period relating to the various revenue streams (e.g., financial advisory services, independent financial advisory services, compliance advisory services, IPO sponsorship and underwriting services) and that the changes are largely attributed to the number of projects for each service. Please further expand your disclosures for the following:
           Describe any known trends associated with these services and project. In doing so, provide more details regarding the nature of the projects, such as duration, industry and transaction size.
           Include discussion of changes attributable to pricing or average price per project, as well as the factors impacting those changes period over period. Refer to Item 303 of Reg. S-K.
Business, page 79

16. We note the disclosure on page 80 that you have a diversified client base. Consistent with your risk factor on page 7, please balance this disclosure by also clarifying that all of your business operations were concentrated in the capital market sector in Hong
       Kong.
 January 13, 2025
Page 5

Developing automated FinTech-enabled tools, page 82

17. Please clarify in your disclosure any current use of artificial intelligence technology, as applicable. Please clarify what steps are needed by your company to increase its use, as appears contemplated in your disclosure and use of proceeds section.
Redemption of Ordinary Shares, page 121

18. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to any repurchases or redemptions of shares, including Rule 13e-4 and
       Regulation 14E, which would apply to any tender offers. To the extent you have
       questions about the tender offer rules, you may contact the Division   s
Office of
       Mergers and Acquisitions at 202-551-3440.
19. Please be advised that you are responsible for analyzing the applicability of
       Regulation M to any repurchases or redemptions. To the extent you have questions as to Regulation M, you may contact the Division of Trading and Markets at 202-551-
       5777.
Consolidated Statements of Operations, page F-4

20.    Please revise your presentation of    weighted average number of
ordinary shares    to
       include a number of shares for each period presented.
Consolidated Statements of Cash Flows, page F-6

21. We note your disclosure on page F-26 that you declared a dividend in the amount of
       HK$11,825,000 in July 2024 to settle amounts due from your directors, Mr. Choi and
       Mr. Leung. Please tell us how you determined that the    Amount due from
directors
       line item of the same amount as the dividend should be classified within the cash flows from operating activities section of your statement of cash flows. Refer to ASC
       230-10-45-15.
Notes to the Consolidated Financial Statements
Note 1     Organization and Business Overview, page F-7

22. We note your disclosure on page F-8 which describes the restructuring and share swap which occurred in October through December of 2024, and that the restructuring and share swap were accounted for on a historical cost basis and presented as if the transactions had become effective as of the beginning of the first period presented.
       Please tell us how you determined that the consolidated balance sheets
and
       consolidated statements of changes in shareholders    equity should
reflect 10,000,000
       Class A ordinary shares issued and outstanding at each period presented, and whether this reflects the 3,500,000 shares issued in the share swap which occurred in
       December 2024. If it does not reflect the 3,500,000 shares issued in the share swap, please tell us why and include reference to authoritative literature supporting your determination.
Note 2     Summary of Significant Accounting Policies
Revenue Recognition, page F-13

23. We note your disclosure on page F-16 that your IPO sponsorship, financial advisory,
 January 13, 2025
Page 6

       and independent financial advisory services are all recognized at a point in time. We also note your disclosures on pages F-14 and F-15 which describe how these services are considered to be single performance obligations which are recognized at various points in time upon the completion of different stages in each project. Please tell us and expand your accounting policy disclosure for your consideration of the following:
           how you determined that the revenues related to these services are recognized at a point in time, when they appear to be recognized at several points in time as each performance obligation is satisfied; please refer to the guidance in ASC 606-10-
           25-27; and
           how you determined that the milestones at which you recognize revenue are an appropriate measure of progress toward satisfaction of each performance obligation; please refer to ASC 606-10-55-16 through 55-21.
Note 3     Accounts Receivable, page F-20

24. We note your presentation of accounts receivable of HK$6,717,812 as of September
       30, 2024 and further, your disclosure stating that approximately HK$2.6 million of the accounts receivable balance as of September 30, 2024 was settled. We also note that you recognized an increased provision of HK$251,851 during the year ended
       September 30, 2024. Please tell us and revise your disclosure for the following:
           Explain which revenue stream and services that the receivables relate to. In this regard, we note that many of your revenue streams, such as your financial advisory and independent financial advisory services, appear to require upfront payment.
           Describe the terms of the receivables and when they are contractually due.
           Disclose an aging analysis of the receivables.
Note 7     Accruals and Other Payables, page F-23

25. Please revise your footnote to provide discussion about the nature and types of accrued expenses and other liabilities that existed as of September 30, 2023 and 2024.
Note 8     Related Party Transactions and Balances, page F-23

26.    We note your disclosure that the balances of    amount due from
directors    represent
       the operating expenses paid on behalf of the directors by the Company. We also note your disclosure of certain terms of the loan facilities related to these amounts. Please tell us, and revise your disclosure to clarify, the nature of the amount due from
       directors    including whether it represents amounts paid by the Company for operating
       expenses or loans to the directors. Additionally, please tell us how you considered the guidance in ASC 310-10-S99-3 related to presentation of receivables from affiliates.
Exhibits

27. We note your statement on page vii that you have presented information and data from an industry report commissioned by you from Frost & Sullivan. Please file a consent as an exhibit to the registration statement pursuant to Rule 436 of the
       Securities Act.
 January 13, 2025
Page 7

       Please contact Katharine Garrett at 202-551-2332 or Robert Klein at 202-551-3847 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance